Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated July 31, 2014
(Supplementing Preliminary Prospectus Dated June 30, 2014)
Registration No. 333-191580

This free writing prospectus should be read together with the preliminary prospectus supplement, dated June 30, 2014, relating to the public offering of common stock by American DG Energy Inc. (the “Preliminary Prospectus Supplement”), together with the base prospectus and related registration statement filed therewith with the SEC.

The transaction currently being considered is a sale of shares of common stock, together with an equal number of common stock purchase warrants. The expected offering size is estimated to be approximately $5-7 million. A description of the warrants appears below. The following information supplements and updates the information contained in the Preliminary Prospectus Supplement.

Description of Warrants

Exercisability

Each warrant entitles the holder to purchase one share of common stock. The warrants are exercisable immediately upon issuance and at any time up to the date that is three years from the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). Unless otherwise specified in the warrant, the holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (subject to increase or decrease by a holder to any other percentage not in excess of 9.99% upon 61 days’ prior written notice to us and any such increase or decrease will apply only to the holder sending such notice and not to any other holder of warrants) of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Exercise Price

The initial exercise price per share of common stock purchasable upon exercise of the warrants will be determined at pricing.

Cashless Exercise

In the event that the common stock underlying the warrants are no longer registered under the Exchange Act, the holder may, in its sole discretion, exercise the warrant in whole or in part and, in lieu of making cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant.

Transferability

Subject to applicable laws, the warrants may be transferred at the option of the holders upon surrender of the warrants to us together with the appropriate instruments of transfer.

Anti-Dilution Provisions

In addition, the exercise price and the number of shares issuable upon exercise are subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock, and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Fundamental Transaction

Upon the consummation of a Fundamental Transaction (as defined in the warrant), the holder of the warrant will have the right to receive, upon exercise of the warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares then issuable upon exercise in full of the warrant without regard to any limitations on exercise contained in the warrant.

A “Fundamental Transaction” is defined under the warrants as (i) we or any of our subsidiaries shall directly or indirectly (1) consolidate or merge with or into any other entity other than a subsidiary of ours, or (2) sell, lease, license, other than for purposes of granting a security interest assign, transfer, convey or otherwise dispose of all or substantially all of our respective properties or assets to any other person or entity, or (3) allow any other entity to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of our voting stock or (4) consummate a stock or share purchase agreement or other business combination with any other entity whereby such other person or entity acquires more than 50% of the outstanding shares of our voting stock or (5) (I) reorganize, recapitalize or reclassify our common stock, or (II) effect or consummate a stock combination, reverse stock split or other similar transaction involving our common stock or (III) make any public announcement or disclosure with respect to any stock combination, reverse stock split or other similar transaction involving our common stock or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock of ours; provided, however, that this clause (ii) shall not apply with respect to any person or group who is the beneficial owner, directly or indirectly, of at least 50% of the aggregate voting power represented by our issued and outstanding voting stock as of the date of this prospectus.

Rights as a Shareholder

Except as otherwise provided in the warrants or by virtue of such holder’s ownership of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Currently, no public market exists for our warrants. We do not intend to apply for the listing of the warrants on any national securities exchange. The common stock and warrants will be issued separately, but will be purchased together as units in this offering.

The underwriter of the offering is :

Aegis Capital Corp

The issuer has filed a registration statement and a preliminary prospectus supplement (together with a base prospectus) with the SEC for the offering to which this communication relates. Such registration statement has been declared effective. A copy of the preliminary prospectus supplement is available at http://www.sec.gov/Archives/edgar/data/1378706/000114420414040217/v382647_424b5.htm

Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus supplement and base prospectus may be obtained from the offices of: Aegis Capital Corp., Attention: Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: (212) 813-1010, email: prospectus@aegiscap.com.